                    FOR A SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 3)
                                (FINAL AMENDMENT)
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SELECTICA, INC.
                       (Name of Subject Company (Issuer))

                                 SELECTICA, INC.
                        (Name of Filing Person (Offeror))

 Options Under Selectica, Inc. 1996 Stock Plan and Selectica, Inc. 1999 Equity
      Incentive Plan to Purchase Common Stock, Par Value $.0001 Per Share,
                    Having an Exercise Price of $8.50 or More
                         (Title of Class of Securities)

                                    816288104
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   Rajen Jaswa
                      President and Chief Executive Officer
                                 Selectica, Inc.
                              3 West Plumeria Drive
                           San Jose, California 95134
                                 (408) 570-9700
            (Name, address and telephone number of person authorized
        to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Bennett L. Yee, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025
                                 (650) 321-2400


                            CALCULATION OF FILING FEE

Transaction valuation*                         Amount of filing fee
----------------------                         --------------------
   $9,779,916.09                                  $1,956**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,884,931 shares of common stock of Selectica, Inc. having an aggregate value of $9,779,916.09 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          Not applicable.
Form or Registration No.:        Not applicable.
Filing party:                    Not applicable.
Date filed:                      Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Amendment No. 3 and Final Amendment to the Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 27, 2001 and as amended on May 18, 2001, relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by certain employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated April 27, 2001 ( as amended and supplemented, the "Offer to Exchange").

Item 4. Terms of the Transaction.

     Item 4 is hereby amended and supplemented as follows:

The Offer expired on May 29, 2001 and the Company has accepted for exchange pursuant to the Offer, Options to purchase an aggregate of 340,000 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase shares of Common Stock in exchange for the Options accepted for exchange.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(9)

     (a)(1)  Offer to Exchange, dated April 27, 2001.*

        (2)  Form of Letter of Transmittal.*

        (3)  Form of Letter to Eligible Option Holders.*

        (4)  Form of E-mail Letter to Selectica Employees.*

        (5) Selectica, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 28, 2000 and incorporated herein by reference.*

        (6) Selectica, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 8, 2000 and incorporated herein by reference.*

        (7)  Form of E-mail Letter to Selectica Employees sent May 18, 2001.*

        (8)  Form of E-mail Letter to Selectica Employees sent May 21, 2001.*

        (9)  Form of E-mail Letter to Tendering Option Holders sent May 30,
             2001.

        (b)  Not applicable.

        (d)  (1) Selectica, Inc. 1999 Equity Incentive Plan. Filed as Exhibit
             10.2 to the Company's Registration Statement on Form S-1 (File No. 333-92545) and incorporated herein by reference.*

        (2) Form of Option Agreement Pursuant to the Selectica, Inc. 1999 Equity Incentive Plan.*

        (3) Selectica, Inc. 1996 Stock Plan. Filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-92545) and incorporated herein by reference.*

        (4) Form of Option Agreement pursuant the Selectica, Inc. 1996 Stock Plan. *

        (5)  Press release dated April 4, 2001.*

        (6)  Press release dated April 24, 2001.*

        (g)  Not applicable.

        (h)  Not applicable.

        *    Previously filed

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                                  Selectica, Inc.

                                  /s/ Rajen Jaswa
                                  ----------------
                                  Rajen Jaswa,
                                  President and Chief Executive Officer
Date: May 31, 2001

                                Index to Exhibits

Exhibit
Number                  Description
------                  ------------
(a)(1) - Offer to Exchange, dated April 27, 2001.*

(a)(2) - Form of Letter of Transmittal.*

(a)(3) - Form of Letter to Eligible Option Holders.*

(a)(4) - Form of E-mail Letter to Selectica Employees.*

(a)(5) - Selectica, Inc. Annual Report on Form 10-K for its fiscal year ended
March 31, 2000, filed with the Securities and Exchange Commission on June 28,
2000 and incorporated herein by reference.*

(a)(6) - Selectica, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 8, 2001 and incorporated herein by reference.*

(a)(7) Form of E-mail Letter to Selectica Employees sent May 18, 2001.*

(a)(8) Form of E-mail Letter to Selectica Employees sent May 21, 2001.*

(a)(9) Form of Email Letter to Tendering Option Holders sent May 30, 2001.

(d)(1) - Selectica, Inc. 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.*

(d)(2) - Form of Option Agreement Pursuant to the Selectica, Inc. 1999 Equity
Incentive Plan.*

(d)(3) - Selectica, Inc. 1996 Stock Plan Filed as Exhibit 10.4 to the Company's
Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.*

(d)(4) - Form of Option Agreement pursuant to the Selectica, Inc. 1996 Stock
Plan.*

(d)(5) - Press release dated April 4, 2001.*

(d)(6) - Press release dated April 24, 2001.*

* Previously filed